SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 5)1
NETRATINGS, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
64116M-10-8
(CUSIP Number)
Earl H. Doppelt
VNU
770 Broadway
New York, New York 10003
(646) 654-5000
Copy to:
John Finley, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 6, 2006
(Date of Event Which Requires Filing of This Statement)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “ filed ” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No.	64116M-10-8

1	NAMES OF REPORTING PERSONS: Nielsen Media Research, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
06-1450569

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		21,578,296

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

21,578,296

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

21,578,296

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

60.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	64116M-10-8

1	NAMES OF REPORTING PERSONS: ACNielsen Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
06-1454128

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		21,578,296

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

21,578,296

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

21,578,296

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

60.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	64116M-10-8

1	NAMES OF REPORTING PERSONS: VNU Group B.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Netherlands

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		21,578,296

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

21,578,296

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

21,578,296

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

60.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	64116M-10-8

1	NAMES OF REPORTING PERSONS: Valcon Acquisition Luxembourg (Holding) S.a.r.l.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Luxembourg

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		21,578,296

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

21,578,296

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

21,578,296

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

60.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

Item 1. Security and Issuer.
     This Amendment No. 5 to the Schedule 13D, dated October 10, 2006, of Nielsen Media Research, Inc. (“NMR”), ACNielsen Corporation (“ACNielsen”), VNU Group B.V. (f/k/a VNU N.V.) (“VNU”) and Valcon Acquisition Luxembourg (Holding) S.a.r.l. (“Valcon”), as amended pursuant to Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 to the Schedule 13D of NMR, ACNielsen and VNU, is filed to reflect information required pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Act”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of NetRatings, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 120 West 45th Street, 35th Floor, New York, New York, 10036.
Item 2. Identity and Background.
     Item 2 is hereby amended and restated in its entirety as follows:
     “This statement is being filed on behalf of Nielsen Media Research, Inc., a Delaware corporation (“NMR”), ACNielsen Corporation, a Delaware corporation (“ACNielsen”), VNU Group B.V. (f/k/a VNU N.V.), a Netherlands corporation (“VNU”) and Valcon Acquisition Luxembourg (Holding) S.a.r.l., a Luxembourg corporation (“Valcon”, and, together with NMR, ACNielsen and VNU, the “Reporting Persons”). A copy of the Joint Filing Agreement among the Reporting Persons is annexed hereto as Exhibit 1.
     NMR’s principal business and office address is 770 Broadway, New York, New York 10003. The telephone number of NMR at such location is (646) 654-5000. NMR is principally engaged in the business of providing television audience measurement and related services in the United States and Canada.
     ACNielsen’s principal business and office address is 770 Broadway, New York, New York 10003. The telephone number of ACNielsen at such location is (646) 654-5000. ACNielsen is principally engaged in the business of delivering market research information and analysis to the consumer products and services industries.
     VNU’s principal business and office address is Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands. The telephone number of VNU at such location is 011 31 23 546 3463. VNU is principally engaged in the business of international media and international information services activities. VNU indirectly owns 100% of the voting stock of NMR and of ACNielsen.
     Valcon’s principal business and office address is 59, rue de Rollingergrund, L-2440 Luxembourg. The telephone number of Valcon at such location is (+352) 260 289 1. Valcon is the ultimate parent company of VNU. Valcon indirectly owns 100% of the voting stock of NMR and of ACNielsen.
     NMR is a wholly-owned subsidiary of VNU, Inc., which in turn is a wholly-owned subsidiary of VNU International B.V. (“VNUI”), which is a wholly-owned subsidiary of VNU Holding and Finance B.V. (“VNU HF”). VNU HF is a wholly-owned subsidiary of VNU Intermediate Holding B.V., which is a wholly-owned subsidiary of VNU. VNU, Inc.’s principal business and office address is 770 Broadway, New York, New York 10003. The telephone number of VNU, Inc. at such location is (646) 654-5000. VNU, Inc.’s principal business is publishing and information services activities. VNUI’s principal business and office address is Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands. The telephone number of VNUI at such location is 011 31 23 546 3463. VNU HF is a holding company, the principal business of which is to hold certain of VNU’s investments and operations, including ACN Holdings Inc. and VNU, Inc.
          ACNielsen is a wholly-owned subsidiary of ACN Holdings Inc., which in turn is a wholly-owned subsidiary of VNUI. ACN Holdings Inc.’s principal business and office address is 770 Broadway, New York, New York 10003. The telephone number of ACN Holdings Inc. at such location is (646) 654-5000. ACN Holdings Inc. is a holding company which holds all of the shares of ACNielsen.
          On March 8, 2006, Valcon Acquisition B.V. (“Valcon Acquisition”), an indirect wholly-owned subsidiary of Valcon, and VNU agreed to a public offer for all the issued and outstanding common shares and all of the issued and outstanding 7% preferred shares of VNU. Valcon is controlled by a private-equity consortium consisting of AlpInvest Partners N.V., The Blackstone Group L.P., TC Group, L.L.C. d/b/a/ The Carlyle Group, Hellman & Friedman LLC, Kohlberg Kravis Roberts & Co. L.P. and Thomas H. Lee Partners, L.P. On April 3, 2006, Valcon Acquisition and VNU made available an Offer Memorandum, officially launching the tender period. On May 21, 2006, Valcon Acquisition and VNU declared its public offer for VNU unconditional after 78.70% of VNU’s share capital was tendered or committed during the acceptance period that ended May 19, 2006. As of June 9, 2006, 98.97% of the total issued and outstanding share capital of VNU had been tendered for acceptance or otherwise committed and a squeeze-out procedure was to be initiated. On July 28, 2006, shareholders approved the conversion of VNU from a public company into a private limited liability company.
          Schedule A sets forth, with respect to each executive officer, director and member of the Reporting Persons (hereinafter, the “Related Persons”), such person’s name, business address and present principal employment, the name and address of any corporation or other organization in which such employment is conducted and such person’s citizenship.
          Neither the Reporting Persons, VNU, Inc., ACN Holdings Inc., VNUI nor, to the best knowledge of the Reporting Persons, any of the Related Persons, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”
Item 3. Source and Amount of Funds or Other Consideration.
          Item 3 is hereby amended by adding the following to the end thereof:
          “The funds for VNU’s purchase of all of the outstanding shares of Common Stock of the Issuer not currently owned by NMR and ACNielsen (as described in Item 4 below) will be obtained from VNU’s cash on hand or existing credit facilities.”

Item 4. Purpose of Transaction.
          Item 4 is hereby amended by adding the following paragraphs to the end thereof:
          “On October 6, 2006, VNU submitted a letter to the board of directors of the Issuer setting forth VNU’s proposal for a transaction in which a wholly-owned subsidiary of VNU would acquire all of the outstanding common stock of the Issuer not currently owned by VNU and its affiliates (the “Shares”) in a merger transaction pursuant to which the Issuer would merge with that wholly-owned subsidiary and each holder of a Share would receive cash in the amount of $16.00 per Share. A copy of VNU’s letter is attached hereto as Exhibit 20, which is incorporated herein by reference.
          The proposed merger would be subject to the negotiation and execution of a mutually acceptable definitive merger agreement following confirmatory due diligence by VNU and the approval of the special committee of the Board of Directors of the Issuer and the holders of a majority of all the outstanding shares of the Issuer’s Common Stock, as well as other customary conditions.
          Following the proposed merger, the Common Stock will be delisted from the National Association of Securities Dealers Automated Quotations system. The description herein of the proposal and matters contemplated thereby is qualified in its entirety by reference to the aforementioned letter.”
Item 5. Interest in Securities of the Issuer.
          Item 5 is hereby amended and restated in its entirety as follows:
          “(a) As of October 10, 2006, the Reporting Persons were the beneficial owners of 21,578,296 shares of Common Stock, constituting approximately 60.2% of the issued and outstanding shares of Common Stock outstanding as of such date based upon information obtained from the Reporting Persons.
          To the best of the knowledge of the Reporting Persons, the Related Persons2 are the beneficial owners, in the aggregate, of 7,000 shares of Common Stock, constituting less than 0.1% of the issued and outstanding shares of Common Stock as of October 10, 2006, as follows:

Name	Number of Shares
Thomas Mastrelli	0
Gerald S. Hobbs	0
James O’Hara	0
Michael Marchesano	0
Susan Whiting	1,000
Iain Leigh	0
Michael Chae	0

[2]	See Schedule A attached.

Name	Number of Shares
James A. Quella	0
James Attwood	0
Dan Akerson	0
Patrick Healy	0
Alex Navab	0
Scott Schoen	0
Clive Hollick	0
Richard Bressler	0
Dudley G. Eustace	0
Earl H. Doppelt	0
Rob Ruijter	0
David Calhoun	0
David H. Harkness	6,000
Wolfgang Zettel	0
Christopher Finn	0
          (b) NMR directly owns 18,832,727 shares of Common Stock of the Issuer. ACNielsen directly owns 2,745,569 shares of Common Stock of the Issuer. VNU may be deemed to share voting and dispositive power with NMR and ACNielsen over the 18,832,727 and 2,745,569 shares of Common Stock of the Issuer directly held by NMR and ACNielsen, respectively.
          Each of the Related Persons who owns shares of the Issuer described in response to Item 5(a) above has sole and dispositive power over the shares of the Common Stock of the Issuer beneficially owned by such Related Person.
          Mr. Harkness, Senior Vice President, Strategy and Alliances, VNU Media Measurement and Information, is a director of the Issuer and holds 6,000 shares directly and an option to acquire an additional 5,000 shares of Common Stock of the Issuer issuable upon exercise of options that are currently exercisable.
          Ms. Whiting, Executive Vice President of VNU Media Measurement and Information and President and Chief Executive Officer of NMR, is a director of the Issuer and holds 1,000 shares of Common Stock of the Issuer directly.
          (c) Other than as reported in Item 4, there were no transactions in the Common Stock of the Issuer that were effected by any Reporting Person or Related Person during the past 60 days.
          (d) Not applicable.
          (e) Not applicable.”
Item 6. Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer.

          Item 6 is hereby amended and restated in its entirety as follows:
     “Pursuant to the Second Restated Rights Agreement dated as of September 22, 1999 by and among the Issuer, NMR, ACNielsen and the other investors set forth therein, which is incorporated by reference herein as Exhibit 5 (the “Rights Agreement”), (i) NMR was granted certain registration rights in respect of the 1,644,378 shares of Common Stock (the “NMR Registrable Shares”) issued upon conversion of the above-referenced shares of Series C Preferred Stock and Series D Preferred Stock purchased by NMR and (ii) ACNielsen was granted certain registration rights in respect of the 1,996,227 shares of Common Stock (the “ACNielsen Registrable Shares”) issued upon conversion of the above-referenced shares of Series D Preferred Stock purchased by ACNielsen. The registration rights granted to NMR and ACNielsen (and to certain other investors in the Issuer) consist of two demand registration rights, two S-3 registration rights and certain “piggy back” registration rights in the event of a registration of securities by the Issuer, in each case subject to certain limitations set forth in the Rights Agreement which include, inter alia, that the demand registration rights and the S-3 registration rights may only be initiated by holders of at least 50% of the Registrable Securities (as defined in the Rights Agreement). As of the date hereof, NMR and ACNielsen collectively hold more than 50% of the Registrable Securities. The registration rights granted with respect to the NMR Registrable Shares and the ACNielsen Registrable Shares under the Rights Agreement expire on the earlier to occur of December 8, 2002 and the date on which the NMR Registrable Shares and the ACNielsen Registrable Shares may be sold under Rule 144(k) of the Securities Act of 1933, as amended, or under any successor rule thereto. Pursuant to that certain Second Addendum to the Second Restated Rights Agreement (the “Second Addendum”), effective as of May 6, 2002, by and among the Issuer, ACNielsen and NMR, ACNielsen and NMR agreed, on behalf of the holders of Registrable Securities (as defined in the Rights Agreement), that no Registrable Securities shall be eligible for registration under any registration statement filed by the Issuer in fulfillment of its obligations under that certain Registration Rights Agreement, dated May 6, 2002, by and between the Issuer and DoubleClick Inc., a Delaware corporation. A copy of the Second Addendum is attached hereto as Exhibit 15 and is hereby incorporated by reference.
     Other than as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there do not exist any other contracts, arrangements, understandings or relationships among the persons named in Item 2 above and between such persons and any person with respect to any securities of the Issuer.”
Item 7. Material to be Filed as Exhibits.
          Item 7 is hereby amended by deleting Exhibits 1 and 14 thereunder and in lieu thereof adding the following:
          “Exhibit 1 Joint Filing Agreement, dated October 10, 2006, among NMR, ACNielsen, VNU and Valcon.
          “Exhibit 14 Intentionally omitted.”
          Item 7 is hereby further amended by adding the following to the end thereof:
          “Exhibit 20 VNU letter, dated October 6, 2006, from VNU to the board of directors of NetRatings, Inc.”

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 10, 2006

NIELSEN MEDIA RESEARCH, INC.
By:	/s/ James O’ Hara
	Name:	James O'Hara
	Title:	Senior Vice President

ACNIELSEN CORPORATION
By:	/s/ Michael E. Elias
	Name:	Michael E. Elias
	Title:	Vice President

VNU GROUP B.V.
By:	/s/ David L. Calhoun
	Name:	David L. Calhoun
	Title:	Chief Executive Officer

VALCON ACQUISITION LUXEMBOURG (HOLDING) S.A.R.L.
By:	/s/ Wolfgang Zettel
	Name:	Wolfgang Zettel
	Title:	Manager (Class A)

By:	/s/ Patrick Healy
	Name:	Patrick Healy
	Title:	Senior Managing Director

SCHEDULE A
i.	DIRECTORS AND EXECUTIVE OFFICERS OF NMR — EACH OF THE FOLLOWING PERSONS IS A CITIZEN OF THE UNITED STATES OF AMERICA. THE BUSINESS ADDRESS OF EACH SUCH PERSON IS C/O NIELSEN MEDIA RESEARCH, INC., 770 BROADWAY, NEW YORK, NEW YORK 10003.

Present Principal
Name	Position with NMR	Employment, if not Stated at Left
David Berger	Director	Senior Vice President of VNU

Earl H. Doppelt	Director	Executive Vice President and
Chief Legal Officer of VNU

Susan Whiting	President

James O’Hara	Director, Senior Vice
President

David H. Harkness	Senior Vice President
ii.	DIRECTORS AND EXECUTIVE OFFICERS OF ACNIELSEN — EACH OF THE FOLLOWING PERSONS IS A CITIZEN OF THE UNITED STATES OF AMERICA. THE BUSINESS ADDRESS OF EACH SUCH PERSON IS C/O ACNIELSEN CORPORATION, 770 BROADWAY, NEW YORK, NEW YORK, 10003.

Present Principal Employment,
Name	Position with ACNielsen	if not Stated at Left
Thomas A. Mastrelli	Director	Executive Vice President of
VNU

David Calhoun	Chairman	Chief Executive Officer of
VNU

Earl H. Doppelt	Executive Vice President and	Executive Vice President and
	General Counsel	Chief Legal Officer of VNU
iii.	DIRECTORS AND EXECUTIVE OFFICERS OF VNU — EXCEPT AS OTHERWISE INDICATED, EACH OF THE FOLLOWING PERSONS IS A CITIZEN OF THE UNITED STATES OF AMERICA, AND THE BUSINESS ADDRESS OF EACH SUCH PERSON IS 770 BROADWAY, NEW YORK, NEW YORK, 10003.

Present Principal Employment,
Name	Position with VNU	if not Stated at Left
Dudley G. Eustace	Chairman of the Supervisory	Chairman of the supervisory
(Citizen of the United	Board	board of Smith & Nephew Plc.,
Kingdom)		vice chairman of the
(AEGONplein 50, 2591		supervisory board of Royal
TV, The Hague,		KPN N.V., vice chairman of
Netherlands)		the supervisory board of Aegon
N.V., vice chairman of the
supervisory board of
Hagemeyer N.V. and a member
of the European Advisory
Council of NM Rothschild &
Sons.

Present Principal Employment,
Name	Position with VNU	if not Stated at Left
Iain Leigh	Supervisory Director	Managing Partner of Alpinvest
(630 Fifth Avenue, 28th		Partners N.V.
Floor, New York, NY,
10111, USA)

Michael Chae	Supervisory Director	Sr. Managing Director of The
(345 Park Avenue, 31st		Blackstone Group
Floor, New York, NY
10154, USA)

James A. Quella	Supervisory Director	Sr. Managing Director of The
(345 Park Avenue, 31st Floor, New		Blackstone Group
York, NY 10154, USA)

James Attwood	Supervisory Director	Managing Director of The
(520 Madison Avenue,		Carlyle Group
41st Floor, New York, NY
10022, USA)

Dan Akerson	Supervisory Director	Managing Director of The
(1001 Pennsylvania		Carlyle Group
Avenue NW, Suite 220,
Washington, DC 20004,
USA)

Patrick Healy	Supervisory Director	Managing Director of Hellman
(6th Floor, Burdette		& Friedman
House, 15-16 Buckingham
Street, London, WC2N
6DU)

Alex Navab	Supervisory Director	Partner of Kohlberg Kravis
(9 West 57th Street, Suite		Roberts & Co.
4200, New York, NY
10019, USA)

Clive Hollick	Supervisory Director	Principal of Kohlberg Kravis
(Sterling Square, 7 Carton		Roberts & Co.
Gardens, SW1Y 5AD
London)

Present Principal Employment,
Name	Position with Valcon	if not Stated at Left
Scott Schoen	Supervisory Director	Office of the President of
(100 Federal Street, 35th		Thomas H. Lee Partners, L.P.
Floor, Boston, MA 02210, USA)

Richard Bressler	Supervisory Director	Managing Director of Thomas
(100 Federal Street, 35th		H. Lee Partners, L.P.
Floor, Boston, MA 02210, USA)

Gerald S. Hobbs	Supervisory Director
(770 Broadway, 8th Floor, New York, NY 10003, USA)

David Calhoun	Chief Executive Officer

Rob Ruijter	Chief Financial Officer
(Dutch citizenship)

Earl H. Doppelt	Executive Vice President and
Chief Legal Officer

Michael Marchesano	Executive Vice President

Thomas Mastrelli	Executive Vice President
iv.	MEMBERS OF VALCON — EXCEPT AS OTHERWISE INDICATED, EACH OF THE FOLLOWING PERSONS IS A CITIZEN OF THE UNITED STATES OF AMERICA.

Present Principal Employment,
Name	Position with Valcon	if not Stated at Left
Wolfgang Zettel	Class A Manager	Demag-Holding
(Citizen of Germany) (35 BV, Gustave Jacquemart, L-1833 Luxembourg)

Christopher Finn	Class A Manager	The Carlyle Group
(30, Boulevard Royal, L- 2449 Luxemburg)

Iain Leigh	Class B Manager	Managing Partner of Alpinvest
(630 Fifth Avenue, 28th		Partners N.V.
Floor, New York, NY, 10111, USA)

Michael Chae	Class B Manager	Sr. Managing Director of The
(345 Park Avenue, 31st		Blackstone Group
Floor, New York, NY 10154, USA)

Present Principal Employment,
Name	Position with Valcon	if not Stated at Left
James A. Quella	Class B Manager	Sr. Managing Director of The
(345 Park Avenue, 31st		Blackstone Group
Floor, New York, NY 10154, USA)

James Attwood	Class B Manager	Managing Director of The
(520 Madison Avenue,		Carlyle Group
41st Floor, New York, NY 10022, USA)

Dan Akerson	Class B Manager	Managing Director of The
(1001 Pennsylvania		Carlyle Group
Avenue NW, Suite 220, Washington, DC 20004, USA)

Patrick Healy	Class B Manager	Managing Director of Hellman
(6th Floor, Burdette		& Friedman
House, 15-16 Buckingham Street, London, WC2N 6DU)

Alex Navab	Class B Manager	Partner of Kohlberg Kravis
(9 West 57th Street, Suite		Roberts & Co.
4200, New York, NY 10019, USA)

Clive Hollick	Class B Manager	Principal of Kohlberg Kravis
(Sterling Square, 7 Carton		Roberts & Co.
Gardens, SW1Y 5AD London)

Scott Schoen	Class B Manager	Office of the President of
(100 Federal Street, 35th		Thomas H. Lee Partners, L.P.
Floor, Boston, MA 02210, USA)

Richard Bressler	Class B Manager	Managing Director of Thomas
(100 Federal Street, 35th		H. Lee Partners, L.P.
Floor, Boston, MA 02210, USA)

EXHIBIT INDEX

Exhibit	Title
1	Joint Filing Agreement, dated October 10, 2006, among NMR, ACNielsen, VNU and Valcon.

20	VNU letter, dated October 6, 2006, from VNU to the board of directors of NetRatings, Inc.